Exhibit 99.1

Ordinary Tender Offer Buyback Specification

for the acquisition of ordinary shares of NIS 1 par value each of

Gazit-Globe Ltd. (“the Company” or “the Offeror”)

offered by the Company

1.	Introduction

The Company hereby issues an offer, in accordance with the Companies Law, 1999 (“the Companies Law”) and the Securities Regulations (Tender Offer), 2000 (“the Tender Offer Regulations”), to all holders of ordinary shares of 1.0 New Israeli Shekels (“NIS”) par value each, of the Company (accordingly: “The Offerees” and “the Shares”), to acquire from them, in an ordinary Tender Offer, up to 10,000,000 shares of the Company, all in accordance with the terms of this Specification (“the Tender Offer” and “the Specification”, respectively).

2.	Details about the Shares Offered for Acquisition and the Consideration of the Tender Offer
2.1.	The Company is offering to acquire, in accordance with the terms of the Tender Offer, up to 10,000,000 shares of the Company (“the Acquired Shares”), which constitute, as of the Specification date, 5.3% of the Company’s issued and paid up share capital (“the Company’s Equity”) and 5.3% of the voting rights therein (5.18% of the Company’s Equity and voting rights fully diluted), excluding 4,813,253 shares held as at the date of publication of this report by the Company (“the Treasury Shares”).
2.2.	The Company will pay NIS 29 (approximately US $8.04, as of the current date, based on an exchange rate of NIS 1.00 equals US $0.28 as of the current date) per ordinary share of the Company (“the Tender Offer Price”), in accordance with the provisions of this Specification. If the Tender Offer is accepted in full, the Offeror will pay a total of NIS 290 million (approximately US $80.4 million, as of the current date) for all of the Acquired Shares. The consideration will be paid to the Offerees in accordance with the provisions of section 8 of this Specification.
2.3.	The price of an ordinary share of the Company on the Tel Aviv Stock Exchange Ltd. (“TASE”), at the end of the trading day immediately prior to the date of publication of the Specification, meaning March 17, 2019, is NIS 28.01 (approximately US $7.77, as of the current date). This share price is 3.41% lower than the Tender Offer Price.
2.4.	The average price of an ordinary share of the Company on the TASE (adjusted closing price) in the six months prior to the date of publication of the Specification, namely between September 18, 2018 and March 17, 2019 (taking into account every distribution of dividends or bonus shares, split, capital consolidation or offer by way of rights, if any) is NIS 29.29 (approximately US $8.13, as of the current date) per share. The foregoing average price on the TASE in the six months preceding publication of the Specification is 1% higher than the Tender Offer Price.
2.5.	Below are details of the highest and lowest price of an ordinary share (closing price) of the Company on the TASE in agorot (100 agorot equals NIS 1.00; for example, 3,304 agorot equals NIS 33.04), in each of the twelve months preceding the date of the Specification (taking into account every distribution of dividends or bonus shares, split, capital consolidation or offer by way of rights, if any):[1]

Month	High price (agorot)		Low price (agorot)
	Date	Price	Date	Price
March	3/29/2018	3,304	3/25/2018	3,140
April 2018	4/17/2018	3,377	4/25/2018	3,246
May 2018	5/30/2018	3,321	5/16/2018	3,185
June 2018	6/14/2018	3,351	6/19/2018	3,274
July 2018	7/31/2018	3,299	7/23/2018	3,151
August 2018	8/5/2018	3,371	8/15/2018	3,210
September 2018	9/16/2018	3,305	9/5/2018	3,230
October 2018	10/3/2018	3,251	10/25/2018	2,990
November 2018	11/19/2018	3,110	11/29/2018	2,928
December 2018	12/12/2018	2,960	12/31/2018	2,600
January 2019	1/31/2019	2,971	1/3/2019	2,567
February 2019	2/18/2019	2,963	2/10/2019	2,797
March 2019	3/4/2019	3,015	3/14/2019	2,745

2.6.	The Company’s Equity, in accordance with its financial statements as of December 31, 2018, is NIS 9,301 million; the equity per share, according to the foregoing financial statements of the Company, is NIS 49.0 (approximately US $13.59, as of the current date) per share

1 In cases in which the same price is set on the TASE for several trading days in any month, the first date at which that price was set in that month will be indicated.

3.	Details about the Tender Offer Buyback
3.1.	The Tender Offer will be financed from the Company’s independent sources.
3.2.	As of December 31, 2018, the Company has a distributable surplus balance of NIS 5,387 million (and following completion of the Tender Offer, if completed, and the dividend declared on March 17, 2019, it is NIS 5,021 million).
3.3.	The consideration to be paid under the Tender Offer (assuming full acceptance by the Offerees) in a maximum amount of NIS 290 million constitutes a distribution, as defined in the Companies Law. Such distribution was approved by the Company’s Board of Directors in its meeting dated March 17, 2019, during which the Board held a discussion based on the Company’s financial statements as of December 31, 2018, additional information (as set out below) presented to it and the management review, and examined the Company’s compliance with the distribution tests set out in Section 302 of the Companies Law.
3.4.	Inter alia, the Board of Directors examined the Company’s distributable profits, as noted above, its short- and long-term liabilities, and the sources of finance at the Company’s disposal, including the monetary balances and approved credit facilities, all as set out in the Company’s reports (as published on March 18, 2019 (reference no.: 2019-01-023194). Data about the forecasted cash flows of the Company and its wholly-owned subsidiaries (“expanded separate”) until the end of 2023 and data analyses with respect to the forecasted cash flows were also presented to the Board of Directors[2].
3.5.	The Company’s equity per share, based on its separate financial statements as of December 31, 2018, is 49.0 per share. Therefore, in the opinion of the Company’s Board of Directors, acquisition of the shares at the price offered is a good business opportunity. The Board of Directors also believes that the Tender Offer at the price offered constitutes a further expression of the Company’s trust in its activity and its ability to realize the strategy outlined by the Board of Directors, to grow and to create added value for its shareholders.
3.6.	Buyback of shares is an accepted method in the global capital markets allowing a company to make economic use of surplus equity and profits to maximize the return for its shareholders. The Board of Directors believes that the recent market conditions and share prices indicate returns that constitute a worthy investment opportunity of part of the cash balances in the Company’s possession.

2 The Company’s foregoing assessments, particularly its assessment regarding the forecasted cash flows and expected liabilities of the Company are based on facts and data known to the Company as of the date of approval of the distribution. The Company’s foregoing assessments are also based to a significant extent of expectations and the Company’s current assessments regarding the future developments in each of the above parameters, and their interrelationships. Materialization of the Company’s assessments is uncertain, since they are subject to external effects that are not possible to assess in advance and beyond the Company’s control, including recurrence of a financial crisis, deterioration of the commercial and economic conditions for realization of business opportunities, volatility of share prices of the companies in the sector, etc.

3.7.	An acquisition through a Tender Offer grants an equal opportunity for the shareholders to consider the offer and benefit from the Company’s business development, thereby realizing part or all of their investment, or alternatively, to continue holding all of their shares thereby increasing their interest in the Company’s shares proportionately, without any further financial investment, due to part of the Company shares becoming Treasury Shares.
3.8.	The Company’s Board of Directors estimates that, after examining the Company’s financial position, including its liquid assets and forecasted cash flows, there is no reasonable concern that implementation of the Tender Offer will prevent the Company from being able to meet its existing and expected liabilities when their due date is reached. In the opinion of the Company’s Board of Directors, the Tender Offer is not expected to impair the Company’s financial position and liquidity. In addition, the Tender Offer does not impair the Company’s ability to comply with existing financial covenants and requirements.
3.9.	In view of the foregoing, inter alia, the Board of Directors reached the conclusion that buyback of the Company shares in accordance with the Tender Offer is a worthy business and economic opportunity for the Company.

The Board of Directors’ approval of the Tender Offer is not a recommendation to acquire shares of the Company by the Offerees as part of this Tender Offer.

4.	Terms on which the Offeror’s undertaking in the Tender Offer is contingent
4.1.	The Company’s undertaking to acquire the shares from the Offerees is not contingent on a minimum rate of acceptance of the Tender Offer.
4.2.	The Offeror may withdraw the Tender Offer in the Acceptance Period (as defined in section 7.1 below) if circumstances occur, of which the Offeror was not and could not have been unaware, or did not or could not have foreseen, and the conditions of the Tender Offer under such circumstances are materially different to those which the Offeror believed it was offering, had it been aware of such circumstances at the date of the Tender Offer, all subject to provision of notice regarding withdrawal of the Tender Offer to the Lead Coordinator and the U.S. Coordinator (as defined in Section 6.3 below), for U.S. shareholders, prior to the Latest Acceptance Date, including details of the special circumstances due to which the Offeror withdrew the offer in accordance with this Specification. If the Offeror withdraws as aforesaid, notice will be sent immediately to the Israel Securities Authority, the TASE and the Lead Coordinator (and to the U.S. Coordinator, for U.S. shareholders).

Moreover, within one business day from the date of sending such notice, the Offeror will publish an announcement thereof in two widely-circulated daily Hebrew newspapers and via a press release to be issued via a United States wire service. The announcement will include details of the special circumstances due to which the Offeror withdrew the Tender Offer under this Specification.

4.3.	If the Offeror cancels or withdraws the Tender Offer as set out in section 4.2 above, the Lead Coordinator and U.S. Coordinator will act as stipulated in section 9 below.

5.	Information about the Offeror
5.1.	The Offeror, Gazit-Globe Ltd., is a public company whose shares are listed for trading on the TASE. The Offeror was incorporated in accordance with the Companies Ordinance (New Version), 1983 in May 1982.
5.2.	The address of the Offeror’s head office is 8 Aharon Becker Street, Tel Aviv.
5.3.	To the best of the Company’s knowledge, the holdings of interested parties and officers in the Company, as of the date of the Specification, are as set out in the Company’s immediate reports dated January 7, 2019 (reference no.: 2019-01-002547), February 4, 2019 (reference no.: 2019-01-012213), March 3, 2019 (reference no.: 2019-01-018346), which present information included below by way of reference.
5.4.	To the best of the Company’s knowledge, the Company and/or interested parties do not have any material business or family relationship, which is not negligible, with any of the holders of securities of the Company, other than as set out in Company’s annual report for 2018, which was published on March 18, 2019 (reference no.: 2019-01-023194), in section 22 of the chapter regarding the Company’s business and Regulations 21, 21A and 22 in the Additional Information About the Company with respect to transactions with interested parties in the Company, their relatives and employment agreements with senior officers in the Company, which present information included below by way of reference.
6.	The Lead Coordinator, guarantee and undertakings of TASE member
6.1.	Acceptance of the Tender Offer will be implemented— for shareholders holding their ordinary shares through members of the TASE— through Israel Discount Bank Ltd. (“Lead Coordinator”). The offices of the Lead Coordinator with respect to this Tender Offer are 23 Yehuda Halevi Street, Tel Aviv, telephone: 076-8055623, fax: 076-8890884 (“Offices of the Lead Coordinator”).
6.2.	The Lead Coordinator guaranteed implementation of the Offeror’s undertaking to pay the consideration stipulated in this Specification. The Offeror has guaranteed payment of the consideration stipulated in the Tender Offer, to the satisfaction of the Lead Coordinator.
6.3.	For shareholders holding their ordinary shares in the United States, through a broker whose shares are deposited at the Depository Trust Company (“DTC”) (which shares were formerly listed on the New York Stock Exchange (the “NYSE”)), acceptance of the Tender Offer will be implemented through American Stock Transfer & Trust Company (as U.S. depositary) (the “U.S. Coordinator”). The offices of the U.S. Coordinator with respect to this Tender Offer are located at American Stock Transfer & Trust Company Operations Center, Attention: Reorganization Department, 6201 15th Avenue, Brooklyn, NY 11219 (“Offices of the U.S. Coordinator”). Detailed forms and instructions for a United States shareholder that desires to submit a notice of acceptance of the Tender Offer will be provided to any such shareholder who contacts the Company. Please contact IR@gazitgroup.com or telephone number +972-3-694-8000 to request that documentation.
7.	Details about the Offeror
7.1.	(a) Notices of acceptance of the Tender Offer may be delivered by shareholders holding their ordinary shares on the TASE, in accordance with the following, on Sunday through Thursday which are Israeli business days, between 9:00 am and 5:00 pm (Israel time), as from the date of publication of this Specification until April 1, 2019 at 3:00 pm (Israel time) (“the Acceptance Period” and “Latest Acceptance Date”, respectively). Acceptance notices submitted to the Lead Coordinator later than the Latest Acceptance Date will not be accepted.

(b) Notices of acceptance of the Tender Offer may be delivered by shareholders holding their ordinary shares in the United States, from Monday through Friday, between 9:00 am and 5:00 pm (Eastern time), as from the date of publication of this Specification until April 1, 2019 at 5:00 pm (Eastern time) (the “U.S. Acceptance Period” and “Latest U.S. Acceptance Date”, respectively). Acceptance notices submitted to the U.S. Coordinator later than the Latest U.S. Acceptance Date will not be accepted.

7.2.	An Offeree that is an Unregistered Holder, as defined in section 7.4 below, will submit an acceptance notice to the TASE member that manages his securities deposit, of acceptance of the Tender Offer by April 1, 2019, at 2:00 pm (Israel time), according to the provisions of section 7.4 below.
7.3.	An Offeree that is a Registered Holder, as defined in section 7.5 below, will submit an acceptance notice to the Lead Coordinator by and no later than the Latest Acceptance Date, according to the provisions of section 7.5 below.
7.4.	Acceptance of an unregistered holder[3]
7.4.1.	Any shareholder that holds a share through a TASE member (“Unregistered Holder”) wishing to accept the Tender Offer, will notify the Company through the TASE Member that manages his securities deposit (“the TASE Member”) of acceptance of the Tender Offer by means of delivery of an acceptance notice to the TASE Member duly signed by the Unregistered Holder or his lawful proxy (an “Acceptance Notice of an Unregistered Holder”).
7.4.2.	The Acceptance Notice of the Unregistered Holder will include a declaration of the Unregistered Holder in the format set in the Acceptance Notice of an Unregistered Holder that their shares are clear of any charge, attachment, debt, lien and/or right in favor of any third party at the date of provision of the acceptance notice and thereafter, until their transfer to the Company.
7.4.3.	An Acceptance Notice of an Unregistered Holder may be submitted by an Unregistered Holder to the TASE Member that manages his deposit as from the date of publication of the Specification until April 1, 2019 at 2:00 pm.
7.4.4.	The TASE Member will deliver a single acceptance notice for all acceptance notices received from all customers who are Unregistered Holders in the format attached to this Specification (“Acceptance Notice of a TASE Member”) to the Lead Coordinator, at the Offices of the Lead Coordinator, no later than the Latest Acceptance Date.

The Acceptance Notice of the TASE Member will include a declaration of the TASE Member that the Acquired Shares stipulated in the Acceptance Notice are clear of any charge, attachment, debt, lien and/or right in favor of any third party at the date of signature of the notice and thereafter, until their transfer to the Company.

3  As of the date of publication of this Specification, all Company shares, other than 31,370,104 Company shares held by the Registered Holders of the Company, as set out in its register of shareholders published on March 3, 2019 (reference no.: 2019-01-018340), are registered in the Company’s register of shareholders in the name of the Nominee Company of Bank Hapoalim Ltd.

7.4.5.	The Lead Coordinator will deliver a consolidated acceptance notice for all Acceptance Notices of Unregistered Holders received by him, to the Company no later than 6:00 pm on the Latest Acceptance Date (“the Date of Record”).
7.4.6.	In accordance with Regulation 7(B) of the Tender Offer Regulation, an Unregistered Holder that provides an Acceptance Notice to the TASE Member may withdraw the notice by the Latest Acceptance Date, as defined above (“Withdrawal of Acceptance”).

Withdrawal of Acceptance will be implemented by noting the words “Acceptance Notice canceled” together with the date, time and signature of the Holder or lawful proxy, on the Acceptance Notice provided by the Unregistered Holder.

7.5.	Acceptance of a Registered Holder
7.5.1.	Acceptance by a holder registered in the register of shareholders maintained by the Company (“Registered Holder”) of the Tender Offer will be by provision of a share certificate or certificates for the shares (other than a Nominee Company), together with an Acceptance Notice signed by him in the format attached to the Specification (“Acceptance Notice of a Registered Holder”) and a deed of transfer of shares in the format attached to the Specification, lawfully signed by him in the presence of a witness to the signature, at the Offices of the Lead Coordinator. This documents will be delivered to the Lead Coordinator against the Lead Coordinator’s confirmation of receipt.
7.5.2.	Acceptance Notices of Registered Holders may be submitted during the Acceptance Period until the Latest Acceptance Date, at the Offices of the Lead Coordinator, as set out above.
7.5.3.	The Acceptance Notice of the Registered Holder will include a declaration of the Registered Holder in the format set in the Acceptance Notice of a Registered Holder that his shares are clear of any charge, attachment, debt, lien or right in favor of any third party at the date of provision of the acceptance notice and thereafter, until their transfer to the Company.
7.5.4.	The Lead Coordinator will keep the documents set out in section 7.5.1 as a trustee until the payment date.
7.5.5.	The Lead Coordinator will deliver a consolidated acceptance notice for all Acceptance Notices of Unregistered Holders received by it, to the Company no later than 6:00 pm on the Latest Acceptance Date.
7.5.6.	In accordance with Regulation 7(B) of the Tender Offer Regulation, a Registered Holder that provides an Acceptance Notice may withdraw the notice by the Latest Acceptance Date. Withdrawal of Acceptance by a Registered Holder will be done by noting the words “Acceptance Notice canceled”, together with the Registered Holder’s signature, and the time and date on the Acceptance Notice provided by the Registered Holder, and return of the confirmation of receipt from the Lead Coordinator set out in section 7.5.1 above, to the Lead Coordinator.

On that occasion, the Lead Coordinator will return to the Holder the share certificates and share transfer deeds given to the Lead Coordinator by the Registered Holder. The share transfer deeds will be returned to the Registered Holder bearing a “cancelled” stamp. It is clarified that Withdrawal of Acceptance by a Registered Holder can only take place at the Offices of the Lead Coordinator at the address stipulated in section 6.1 above.

7.6.	Acceptance of a U.S. Holder
7.6.1.	Any shareholder that holds a share through a U.S. broker, which share is deposited at DTC and was formerly listed on the NYSE (a “U.S. Holder”) wishing to accept the Tender Offer, will notify the U.S. Coordinator through the broker that manages his securities deposit (the “U.S. Broker”) of acceptance of the Tender Offer by means of delivery of an acceptance notice to the U.S. Broker duly signed by the U.S. Holder or his lawful proxy (an “Acceptance Notice of a U.S. Holder”).
7.6.2.	The Acceptance Notice of the U.S. Holder will include a declaration of the U.S. Holder in the format set in the Acceptance Notice of a U.S. Holder that his, her or its shares are clear of any charge, attachment, debt, lien and/or right in favor of any third party at the date of provision of the acceptance notice and thereafter, until their transfer to the Company.
7.6.3.	An Acceptance Notice of an U.S. Holder may be submitted by a U.S. Holder to the U.S. Broker that manages his, her or its account as from the date of publication of the Specification until April 1, 2019 at 5:00 pm, Eastern time.
7.6.4.	The U.S. Broker will deliver an acceptance notice for all acceptance notices received from all customers who are U.S. Holders in the format to be provided by the Company or the U.S. Coordinator (“Acceptance Notice of a U.S. Holder”) to the U.S. Coordinator, at the Offices of the U.S. Coordinator, no later than the Latest U.S. Acceptance Date. The U.S. Coordinator shall inform the Offeror as to the number of such Acceptance Notices of U.S. Holders delivered to it.

A U.S. Holder that provides an Acceptance Notice to its U.S. Broker may withdraw the notice by the Latest U.S. Acceptance Date, as defined above, in accordance with documentation to be provided by the Company to such U.S. Holder.

7.7	An Offeree (a Registered Holder, an Unregistered Holder or a U.S. Holder) may not renege on an acceptance notice after the Latest Acceptance Date or Latest U.S. Acceptance Date, as applicable.
7.8	The Offeror has full and final discretion on any question that arises concerning acceptance of the Tender Offer, the validity of notices of the Unregistered Holders and/or U.S. Holders, the date of their delivery, and the like. The Offeror, the Lead Coordinator and the U.S. Coordinator are not obligated to give notice of an error in filling out the requisite forms, and the Offeror reserves its right to reject acceptance notices that were not delivered on the correct form and/or were not properly filled out.
7.9	The response to the Tender Offer as described in this section shall be subject to the provisions of section 4 above.
8.	Purchase of the shares pursuant to the Tender Offer and the payment for them
8.1	No later than one business day after the Date of Record, the Company shall submit a report to the Securities Authority and to the TASE, on the results of the Tender Offer, taking into account the acceptance notices of Registered Holders and Unregistered Holders which were given by the Latest Acceptance Date, and acceptance notices of U.S. Holders which were given by the Latest U.S. Acceptance Date, and of which the Company was notified as provided in sections 7.4.5, 7.5.5 and 7.6.4 above ("the Final Report on the Results of the Offer").
8.2	Purchase of the shares pursuant to this Specification shall be made, subject to the provisions of section 8.3 below, in accordance with the data in the Final Report on the Results of the Offer.
8.3	If the number of shares in respect of which acceptance notices were received by the Latest Acceptance Date and Latest U.S. Acceptance Date, exceeds the number of shares that the Company undertook to acquire as described above, the Company shall purchase shares from any Offeree that gave an acceptance notice, in a quantity equal to the total of all the shares for which that Offeree gave such notice, multiplied by the ratio of the number of shares that the Company undertook to purchase to the number of shares for which acceptance notices were received in accordance with this Specification by the Latest Acceptance Date and Latest U.S. Acceptance Date.
8.4	All the shares that are purchased from Unregistered Holders pursuant to this Specification shall be transferred by the first business day after the Date of Record, to the account of the Lead Coordinator at the TASE clearing house, and all the shares purchased from Registered Holders and U.S. Holders pursuant to this Specification shall be transferred by the same date to the ownership of the Company.
8.5	The payment due to an Unregistered Holder from the Company pursuant to the Tender Offer, in respect of shares for which the acceptance notice of an Unregistered Holder that was given for them was accepted in accordance with the Tender Offer, shall be made within three trading days from the Date of Record (above and below: "the Payment Date"), through the Lead Coordinator, by crediting the account of the Unregistered Holder through the TASE clearing house and the TASE Members.

8.6	The payment due to a Registered Holder or U.S. Holder from the Company in respect of shares for which the acceptance notice of the Registered Holder or U.S. Holder that was given for them was accepted in accordance with the Tender Offer, shall be made on the Payment Date through the Lead Coordinator or U.S. Coordinator by crediting the account of the Registered Holder or U.S. Holder as noted in the acceptance notice of a Registered Holder or U.S. Holder delivered by the Registered Holder or U.S. Holder.
8.7	Subject to transfer of the consideration to the holders as described above, on the Payment Date the Lead Coordinator and U.S. Coordinator shall credit the Company, through the TASE clearing house or through DTC, in the deposit account of which the Company instructs the Lead Coordinator or U.S. Coordinator, with shares of the Unregistered Holders or U.S. Holders whose acceptance notices for them were accepted in accordance with the Tender Offer, and the Lead Coordinator or U.S. Coordinator will deliver to the Company the documents mentioned above in respect of shares of the Registered Holders or U. S. Holders whose acceptance notices for them were accepted in accordance with the Tender Offer, so that the Company will be able to be registered as owner of the shares in respect of the shares referred to in those documents in the Shareholders Register that it maintains.
8.8	If the Latest Acceptance Date and/or the Date of Record falls on a day on which most of the banks in Israel are closed for service to the public or the TASE is not active, then the Latest Acceptance Date and/or the Date of Record, as the case may be, shall be postponed to the first day on which most of the banks in Israel are open for service to the public and the TASE is active.
9.	Cancellation of the Tender Offer and withdrawal of the Tender Offer

If the Offeror withdraws the Tender Offer, as described in section 4.2 above, the Lead Coordinator shall return to the Registered Holders, by registered mail, the share transfer deeds, share certificates and other documents that were attached to the acceptance notices that they delivered, and shall return to the TASE Members all the acceptance notices of the shares they delivered in respect of Unregistered Holders, and shall attach to them a document signed by it, stating that the acceptance notices are cancelled. The U.S. Coordinator will act in a similar manner with respect to U.S. Holders upon withdrawal of the Tender Offer.

10.	Postponement of the Latest Acceptance Date and amendment of the Tender Offer
10.1	Postponement of the Latest Acceptance Date
10.1.1	In accordance with Article 6(b) of the Tender Offer Regulations, in the Acceptance Period the Offeror may postpone the Latest Acceptance Date by notice given as provided in Article 25(b) of the Tender Offer Regulations, on condition that the postponed Latest Acceptance Date is set for a trading day no later than 60 days from the date of the Specification (i.e. May 17, 2091).
10.1.2	Notwithstanding the foregoing in section 10.1.1 above, if in the Acceptance Period another offeror submits a tender offer for securities of the Company, the Offeror may defer the Latest Acceptance Date by notice given as provided in Article 25(b) of the Tender Offer Regulations, to the latest acceptance date in the other tender offer.

10.1.3	The Offeror will inform U.S. Holders via a press release disseminated in the United States in the event of the postponement of the Latest U.S. Acceptance Date. The period for which the Tender Offer shall remain open for U.S. Holders following such postponement shall track, as much as possible (taking into account business days and hours in the United States as opposed to in Israel), the period for which Registered Holders and Unregistered Holders shall be permitted to tender their shares.
10.2	Amendment of the Tender Offer
10.2.1	Up to one business day prior to the Latest Acceptance Date, the Offeror may amend the Tender Offer in a way that optimizes its terms, provided that it amends the Specification accordingly and submits a copy of the amendment to the Securities Authority and the TASE and publishes the amendment within one business day from the date of sending the amendment as provided in Article 25(a)(2) of the Tender Offer Regulations ("the Notice of Amendment"). If the Offeror amended the Offer as aforesaid during the three business days preceding the Latest Acceptance Date, the Latest Acceptance Date shall be postponed, notwithstanding the provisions of section 10.1.1 above, so that the new Latest Acceptance Date will fall no earlier than three business days and no later than five business days from the date of the amendment or from sixty days from the date of this Specification, whichever is the later date. In such a case, the Date of Record and the Payment Date shall be postponed accordingly. The notice of postponement of the Latest Acceptance Date shall be included in the Notice of Amendment.
10.2.2	Up to one business day before the Latest Acceptance Date, the Offeror may make any amendment to the Specification which does not affect the considerations of the Offerees as regards the viability of the Tender Offer. The Offeror shall send notice of the amendment to the Securities Authority and the TASE, and shall give notice thereof as provided in Article 25 of the Tender Offer Regulations.
10.3	Notwithstanding the foregoing, the Offeror may not postpone the Latest Acceptance Date as provided in sections 10.1.1 and 10.2.1 above, nor may the Offeror amend the Specification as provided in section 10.2.2 above, if the Lead Coordinator has not confirmed that its undertaking noted in section 6.2 above is valid also for the new terms or if the Offeror has not received an undertaking from another TASE Member.
10.4	The Offeror and/or the U.S. Coordinator will inform U.S. Holders via a press release disseminated in the United States in the event of the amendment of the Tender Offer. Any such amendment will be on terms at least as favorable to the U.S. Holders as the amended terms to which Registered Holders and Unregistered Holders shall be subject.
11.	Details of agreements of the Offeror, including its controlling shareholder and/or a company in their control

The Offeror, including its controlling shareholders or a company controlled by either of them, has no agreement, arrangement or understanding with another, relating to the securities of the Company (except for options and lock-up shares that have been allotted to employees and officers in the Company, as described in section 16 of the Description of the Company's Business and in section 21 in Additional Details about the Company, as published in the Annual Report of the Company for 2018).

12.	Details of the undertakings and intentions of the Offeror
12.1	In its resolution dated March 17, 2019, the Board of Directors of the Company gave its approval to continue working for additional distribution/s (beyond the distribution that was the subject of that Board resolution on March 17, 2019), of significant amounts to the Company's shareholders, in accordance with volumes of future profits (as may be) for the Company during 2019. Such a distribution will be subject to the approval of the Board of Directors of the Company, on the date of its approval, for compliance with the distribution tests and in particular for an assessment of the Company's ability from time to time to meet its existing and expected undertakings, all with due attention to the operations of the Company, to its projected cash flows, its undertakings, its balance of cash in hand, its investment plans and its financial condition as may be from time to time. The terms and date of the distribution will be set by the Board of Directors of the Company for each distribution.
12.2	If this Tender Offer is not completed for any reason whatsoever, this Specification shall be cancelled and its provisions shall not bind the Offeror. Furthermore, the Company may publish another tender offer for shares on any date and on such terms as it deems appropriate, and without it being obligated to the terms of this Tender Offer, all subject to the Tender Offer Regulations. In addition, the Company reserves the right to purchase additional shares of the Company in the future, both by way of another tender offer and/or as part of stock exchange trading and/or as part of an off-the-floor deal, and the Company is likely to sell some or all of the Acquired Shares while trading on the TASE, in an off-the-floor deal or by way of a public offering, all subject to the provisions of any law.
13.	Notices of intent to respond or not to respond to the Tender Offer

The Offeror has not received notices from the holders of Company securities of their intention to respond or not to respond to the Tender Offer.

14.	Actions prohibited to the Offeror in the Acceptance Period

In the Acceptance Period and U.S. Acceptance Period, the Offeror, a company it controls or its controlling shareholders, shall not sell, shall not undertake to sell, shall not purchase and shall not undertake to purchase, shares which are the subject of this Tender Offer, whether on or off the TASE or in the U.S. market, in a way nor permitted by the Tender Offer, other than exercise of convertible securities to shares which were acquired prior to the date of publication of the Specification, if acquired.

15.	Delisting of shares from the TASE

Shares that are acquired by the Company pursuant to the Tender Offer shall be cancelled immediately upon their acquisition and shall (in the case of shares listed currently on the TASE) be delisted from trading on the TASE. The Company will request of the TASE clearing house that it remove the certificates of the shares acquired by the Company in accordance with the Tender Offer Specification.

16.	Taxation
16.1	Payment of the consideration in respect of the shares of the Unregistered Holders is subject to withholding tax by the TASE Members, in accordance with the law.
16.2	Payment of the consideration in respect of the shares held by the Registered Holders is subject to withholding tax by the Lead Coordinator, in accordance with the law.
16.3	Payment of the consideration in respect of the shares held by a U.S. Holders may be subject to withholding tax by the U.S. Coordinator, in accordance with all applicable laws.

16.4	An Offeree who holds approval from an assessment officer for withholding tax at a reduced rate applicable to it or for exemption from withholding tax, shall attach it to its notice of acceptance.

16.5	Tender Offer Offerees should review the aspects of taxation related to the Tender Offer, response to it or actions likely to follow it, inter alia by receipt of specific professional advice on those topics, according to the data and the specific circumstances of each of them. That stated above and below does not constitute an opinion and/or recommendation to any of the Offerees pursuant to this Tender Offer and/or an exhaustive discussion of the taxation aspects related to the Tender Offer or actions likely to be taken in its wake.
17.	The authority of the Securities Authority
17.1	In accordance with Article 23 of the Tender Offer Regulations, the Offeror is required to deliver to the Securities Authority, upon its demand, a written explanation, details, information and documents in connection with the details contained in the Specification and with any other matter that the Securities Authority believes should be included in the Specification according to the Tender Offer Regulations.
17.2	If the Securities Authority saw that this Specification does not contain all the details it believes are important for a reasonable offeree or that the Specification does not comply with the provisions of the Tender Offer Regulations, it may instruct, during the Acceptance Period, that the Acceptance Date be postponed and it may also instruct, after giving the Offerees suitable opportunity to present their allegations to it, that within one business day – unless it prescribes a different date – an amendment to the Specification or an amended Specification be published in the form and in the manner it instructs. U.S. Holders will be informed of any such amendment via a press release disseminated in the United States.
17.3	The Securities Authority may instruct that the Latest Acceptance Date be postponed if it sees fit to do so for protection of the interests of the Offerees. If the Securities Authority does so, the provisions of section 17.2 above shall apply.
17.4	If the Securities Authority instructed that the Latest Acceptance Sate be postponed, the undertaking of the Lead Coordinator shall be seen as applicable to the amended Specification unless it notified otherwise in an immediate notice to the Offeror; having received such notice, the Offeror shall give notice thereof immediately, in accordance with Article 25(a) of the Tender Offer Regulations, and shall inform U.S. Holders via a press release disseminated in the United States.

18.	The Offeror's representatives

The Offeror's representatives for the matter of handling the Specification are Advs. Ariel Aminetzah and Ilana Meril of Meitar Liquornik Geva, Leshem Tal Law Firm, of 16 Abba Hillel Silver Street, Ramat Gan, tel: 03-6103100, fax: 03-6103111. U.S. Holders may contact Adv. Jonathan M. Nathan of Meitar Liquornik Geva, Leshem Tal Law Firm, at that same telephone and/or fax number.

19.	The Offeror's signature

Gazit-Globe Ltd.

By: Adi Yemini. Title: Deputy CEO and CFO

By: Lisa Haimovitz. Title: Global General Counsel

Date: March 18, 2019